SenesTech, Inc.

3140 N. Caden Court, Suite 1

Flagstaff, AZ 86004

Telephone: (928) 779-4143

August 22, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SenesTech, Inc.
Registration Statement on Form S-3
Initially filed June 19, 2018, as amended
File No. 333-225712

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SenesTech, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-225712), as amended (the “Registration Statement”), so that it may become effective at 9:00 a.m., Eastern Time, on Friday, August 24, 2018, or as soon as practicable thereafter.

The Company requests the Commission confirm the effective date and time of the Registration Statement to Chris Hall of Perkins Coie LLP, counsel to the Company, by telephone at (503) 727-2048.

Respectfully Submitted,

SENESTECH, INC.

By:  /s/ Thomas C. Chesterman

Name: Thomas C. Chesterman

Title: Chief Financial Officer

cc: Chris Hall (Perkins Coie LLP)